Exhibit 99.1(a)

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

302 FORT WORTH CLUB BUILDING

306 WEST SEVENTH STREET

FORT WORTH, TEXAS 76102-4987

(817) 336-2461

March 1, 2016

Mr. Joseph A. Awny
Director, Corporate Reserves
Midstates Petroleum Company, Inc.

321 S. Boston Ave., Suite 1000

Tulsa, OK 74103

Re:	Evaluation Summary — SEC Pricing Midstates Petroleum Company, Inc. Interests Texas and Oklahoma
Proved Reserves
As of January 1, 2016

Dear Mr. Awny:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests as of January 1, 2016 in certain properties located in Texas and Oklahoma. It is our understanding that the proved reserves estimated in this report constitute 100% of all proved reserved owned by Midstates Petroleum Company, Inc. This report, completed on March 1, 2016, has been prepared for use in filings with the SEC by Midstates Petroleum Company, Inc.

Composite reserve estimates and economic forecasts are summarized below:

		Proved	Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped
Net Reserves
Oil/Condensate	- Mbbl	24,712.9	21,845.2	1,160.3	1,707.4
Gas	- MMcf	195,492.3	173,277.7	11,087.5	11,127.1
NGL	- Mbbl	16,245.4	14,494.9	881.5	868.9
Revenue
Oil/Condensate	- M$	1,157,980.6	1,023,199.9	54,534.9	80,245.6
Gas	- M$	463,660.8	411,301.0	26,133.1	26,226.6
NGL	- M$	280,542.5	249,737.8	15,513.1	15,291.6
Severance and Ad Valorem Taxes	- M$	113,731.8	100,984.3	6,286.6	6,460.9
Operating Expenses	- M$	910,581.8	812,420.6	49,567.0	48,594.2
Investments	- M$	47,532.4	15,758.6	2,679.1	29,094.7
Operating Income (BFIT)	- M$	830,337.7	755,074.9	37,648.4	37,614.0
Discounted @ 10%	- M$	512,819.1	476,304.6	21,314.0	15,200.4

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Midstates Petroleum Company, Inc. Interests

As of January 1, 2016

As requested, hydrocarbon pricing of $50.28 per barrel of oil/condensate (WTI Cushing) and $2.587 per MMBtu of gas (Henry Hub) was applied without escalation.   In accordance with the Securities and Exchange Commission guidelines, these prices were determined as an unweighted arithmetic average of the first-day-of-the-month price for the previous 12 months.  NGL prices were forecast as fraction of the above oil prices.  Basis differentials were applied to the oil and gas prices, and deductions were applied to the net gas volumes for fuel and shrinkage.  The adjusted volume- weighted average product prices over the life of the properties are $46.86 per barrel of oil, $2.37 per Mcf of gas and $17.27 per barrel of NGL.

Operating  expenses  were  based  on  operating  expense  records  of  Midstates  Petroleum Company, Inc.   Drilling and completion costs were based on estimates provided by Midstates Petroleum Company, Inc. and reviewed by Cawley, Gillespie & Associates.  Severance tax and ad valorem rates were specified by state/county based on actual rates.  Plugging and abandonment costs of $36,000 to $48,000 (net of salvage value) were applied to all wells.   Neither expenses nor investments were escalated.

The  proved  reserve  classifications  conform  to  criteria  of  the  Securities  and  Exchange Commission.   The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish  the conclusions  set  forth  herein.    The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions.  It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Midstates Petroleum Company, Inc.  Ownership interests were supplied by Midstates Petroleum Company, Inc. and were accepted as furnished.  To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications.   Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.  An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693